

December 2, 2014

<u>Via E-Mail</u>
Donna Brandin
Chief Financial Officer
Lightstone Value Plus Real Estate Investment Trust II, Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, NJ   08701

> **Re: Lightstone Value Plus Real Estate Investment Trust II, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 000-54047**

Dear Ms. Brandin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013 filed March 31, 2014

Note 3 – Acquisitions, page 84

1. We note that the acquisitions in 2012 and 2013 resulted in bargain purchase gains. Please tell us the reasons for how you were able to acquire these properties for less than their fair value. In future filings please disclose the reasons for why the property acquisitions resulted in a gain. For reference see ASC 805-30-50-1.

Form 10-Q for the quarterly period ended September 30, 2014

Note 3 – Acquisitions, page 11

2. Please tell us how you determined that the acquisition of the Arizona property in April 2014 did not require financial statements in accordance with Rule 8-04 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant